Filed Pursuant to Rule 424(b)(3)

Registration No. 333-202724

PROSHARES TRUST II

ProShares Ultra Australian Dollar (the “Fund”)

Supplement No. 1 dated June 1, 2015 to the Fund’s Prospectus and Disclosure Document dated April 1, 2015

ProShares plans to close and liquidate the Fund (ticker symbol: GDAY). The Fund trades on NYSE Arca. After the close of business on June 18, 2015, the Fund will no longer accept creation orders. Trading in the Fund on NYSE Arca will be halted prior to market open on June 19, 2015. Fund holdings will be liquidated by June 19 or shortly thereafter. Beginning June 19, the Fund will not be traded on NYSE Arca and there will be no secondary market for the Fund’s shares. Once the Fund is in the process of liquidating its portfolio holdings, it will not be managed in accordance with its investment objective. Proceeds of the liquidation are scheduled to be distributed to shareholders on or about June 29, 2015.

Any shareholders remaining in the Fund on the distribution date will automatically have their shares redeemed for cash at the Fund’s net asset value per share as of the liquidation date. The cash distribution will be deposited into their brokerage accounts. These cash distributions are taxable events and shareholders should consult their tax advisors about potential tax consequences.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense. None of the Funds is a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and none is subject to regulation thereunder.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Please retain this supplement for future reference.